

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Feng Huang
Chief Executive Officer
Li Bang International Corp Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People's Republic of China

   Re: Li Bang International Corp Inc.
    Amendment No. 2 to Registration Statement on Form F-1
    Filed June 14, 2022
    File No. 333-262367

Dear Mr. Huang:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Management, page 93

1. Please file consents for Messrs. Zhong and Liang as exhibits to your registration statement. Refer to Securities Act Rule 438.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Ye